Commission File No. 1-08346

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of August 2008
TDK CORPORATION
(Translation of registrant’s name into English)
13-1, Nihonbashi 1-chome, Chuo-ku, Tokyo 103-8272, Japan
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Press Release
TDK publishes offer document for EPCOS shareholders
•	Acceptance period starts immediately and expires on October 7, 2008

•	TDK already holds 29.1 percent of the shares in EPCOS

•	Very attractive 49 percent premium over three-months average share price prior to the date of the announcement of the Offer
August 25, 2008
Tokyo and Düsseldorf — Following approval by the German Federal Financial Supervisory Authority (BaFin), TDK Corporation (“TDK”) (TSE:6762, NYSE and LSE:TDK), through its wholly-owned subsidiary TDK Germany GmbH, today published the offer document for the friendly public tender offer for all outstanding shares in EPCOS AG (“EPCOS”) (EPCGn.DE). TDK offers all shareholders of EPCOS EUR 17.85 in cash per share. This represents a 49 percent premium over the three-months average share price as determined by BaFin prior to the date of the announcement (EUR 11.94). The acceptance period starts today and is scheduled to expire on October 7, 2008. As of today, TDK already holds approx. 29.1 percent of the shares in EPCOS.
The voluntary tender offer is subject to certain terms and conditions described in the offer document. In particular, TDK has set a minimum acceptance threshold of 50 percent plus one share on a diluted basis. The transaction is also subject to regulatory approval in different jurisdictions which is pending. TDK expects to receive the required approval within the acceptance period and to close the transaction by the end of October 2008.
The management board of EPCOS has agreed to support the Offer and, subject to applicable law, to take all actions and measures beneficial to the Offer.
On July 31, 2008 TDK and EPCOS announced the intention to combine EPCOS with TDK’s activities in the electronic components field to create an industry-leading electronic components company with a strong presence across customer sectors and regions. The combination is driven by a convincing strategic rationale: The activities of both partners complement each other very well with regard to technologies, industries served and geographical footprint. TDK is well established primarily in Asia, the largest growth region, as well as in all application areas, particularly in consumer electronics and IT. EPCOS has a strong position in Europe in the growth markets of automotive and industrial electronics and a global position in mobile communications. TDK and EPCOS expect that the complementary nature of the businesses will create attractive opportunities for the employees and customers of both groups.
Following the successful completion of the public tender offer, TDK will immediately begin the process of carving out its relevant passive components business. Subject to approval of this carve-out by the shareholders of TDK, this business will be combined with shareholding in EPCOS in a new company provisionally named TDK EP Components KK.

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Press Release
The offer document is available for download on the following website:
www.tdk-germany-gmbh.com
About TDK
TDK (TSE:6762, NYSE and LSE:TDK) is a leading global electronics company based in Japan. It was established in 1935 to commercialize “ferrite”, a key material in electronics and magnetic products. TDK’s current product line includes ferrite materials, electronic components, wireless computer networking products, magnetic heads for HDD, and advanced digital recording media.
TDK is listed on the Tokyo Stock Exchange, the New York Stock Exchange and the London Stock Exchange.

About EPCOS
EPCOS (EPCGn.DE) is a leading manufacturer of electronic components, modules and systems headquartered in Munich, Germany. With its broad portfolio EPCOS offers a comprehensive range of products from a single source and focuses on fast-growing and technologically demanding markets, in particular in the areas of information and communication technology, as well as automotive, industrial and consumer electronics. The EPCOS Group has design and manufacturing locations and sales offices in Europe, Asia, and in North and South America.
Electronic components are found in every electrical and electronic product and are indispensable for their flawless operation. Products from EPCOS store electrical energy, filter frequencies, and protect against overvoltage and overcurrent.
In fiscal 2007 (October 1, 2006, to September 30, 2007), EPCOS posted sales of EUR 1.44 billion. At the end of the fiscal year, the company employed about 18,300 people worldwide.
EPCOS is listed in Germany — on the Frankfurt Stock Exchange and the other regional exchanges — and over the counter (OTC) in the US.

Contacts for the media at TDK

Japan, other Asian countries	Europe, Americas
Kazutoshi KOGURE	Carolin AMANN
TDK Corporation	A&B Financial Dynamics GmbH
Tel +81 3 5201-7102	Tel +49 69 92037-132
Fax +81 3 5201-7114	Fax +49 69 92037-199
E-mail: pr@mb1.tdk.co.jp	E-mail: c.amann@abfd.de

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Press Release
Disclaimer
This announcement contains certain “forward-looking statements” that are based on the current expectations of TDK and are subject to uncertainty and changes in circumstances. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements including, but not limited to, the anticipated benefits of the potential transaction not being realized, shifts in technology, and changes in economic environments. TDK undertakes no obligation to publicly update or revise any forward-looking statements after the issue of this announcement except as required by law.
To the extent the Offer referred to in this announcement is being made into the United States, it will be made directly by TDK Germany GmbH. References in this announcement or in the Offer document to the Offer being made by Nomura and/or Rothschild on behalf of TDK Germany GmbH should be construed accordingly.
To the extent permitted by applicable law, TDK may directly or indirectly acquire, or make arrangements to acquire, EPCOS shares on the public stock exchange or in privately-negotiated transactions.

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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934,the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TDK Corporation (Registrant)
August 25, 2008
	BY:	/s/ Tatsuhiko Atsumi
Tatsuhiko Atsumi
General Manager Corporate Communications Department Administration Group